Exhibit 21.1

Subsidiaries of Avadim Health, Inc.

1.	Relion Manufacturing, Inc., a North Carolina corporation

2.	Bionome Properties Corp., a North Carolina corporation

3.	Quality Assurance Associates, Inc., a North Carolina corporation

4.	Avadim Health IP, Inc., a Delaware corporation